UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2018

HAYMAKER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38254	82-1329677
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Haymaker Acquisition Corp., a Delaware corporation (“Haymaker”) and OneSpaWorld Holdings Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“OSW Holdings”) have prepared an investor presentation, dated November 2018 (the “Investor Presentation”), that will be used with respect to the proposed business combination pursuant to which, among other things, OSW Holdings will acquire Haymaker and the “OneSpaWorld” business of Steiner Leisure Limited (the “Business Combination”) in accordance with the terms of that certain Business Combination Agreement, dated as of November 1, 2018 (the “Transaction Agreement”), by and among Haymaker, OSW Holdings and the other parties thereto.

A copy of the Transaction Agreement was attached as Exhibit 2.1 to Haymaker’s Current Report on Form 8-K filed with the SEC on November 1, 2018. A copy of the Investor Presentation is furnished as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibits 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

On November 13, 2018, OSW Holdings filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) in connection with the Business Combination.

The Registration Statement includes a preliminary prospectus with respect to the securities OSW Holdings will issue in connection with the Business Combination and a preliminary proxy statement of Haymaker in connection with the Business Combination. Haymaker will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Haymaker are advised to read the proxy statement/prospectus in connection with Haymaker’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction (and related matters) because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction.

The Registration Statement has not yet been declared effective by the SEC. The definitive proxy statement/prospectus will be mailed to stockholders of Haymaker as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, New York 10019.

Participants in the Solicitation

Haymaker, the Seller Representative (as defined in the Transaction Agreement), OSW Holdings, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Haymaker’s directors and officers in Haymaker’s filings with the SEC, including Haymaker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 30, 2018, and the Registration Statement filed by OSW Holdings, which includes the proxy statement of Haymaker for the proposed transaction.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in The Bahamas.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation, dated November 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAYMAKER ACQUISITION CORP.

By:	/s/ Christopher Bradley

Name:	Christopher Bradley
Title:	Chief Financial Officer

Date: November 15, 2018

Exhibit 99.1

Investor Presentation November 2018

DISCLAIMER This investor presentation (“Investor Presentation”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Haymaker Acquisition Corp. (“Haymaker”) or OneSpaWorld (“OSW”) or any of OSW or Haymaker’s affiliates’ securities (as such term is defined under the U.S. federal securities laws). This Investor Presentation has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination of OSW and Haymaker (the “Business Combination”), as contemplated in that certain Business Combination Agreement, dated as of November 1, 2018 (the “Transaction Agreement”), and for no other purpose. A copy of the Transaction Agreement was attached as Exhibit 2.1 to Haymaker’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 1, 2018. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modeling or any other information contained herein. All levels, prices and spreads are historical and do not represent current market levels, prices or spreads, some or all of which may have changed since the issuance of this document. Any data on past performance, modeling contained herein is not an indication as to future performance. OSW and Haymaker assume no obligation to update the information in this Investor Presentation. Neither OSW or Haymaker accepts any liability whatsoever for any losses arising from the use of this Investor Presentation or reliance on the information contained herein. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. This Investor Presentation is being provided for use only by the intended recipient. The information contained herein must be kept strictly confidential and may not be reproduced or distributed in any format, in whole or in part, without the prior written consent of OSW and Haymaker. By accepting delivery of this Investor Presentation, you agree with OSW and Haymaker that you will maintain the strict confidentiality of the information contained herein. The distribution of this Investor Presentation may also be restricted by law and persons into whose possession this Investor Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that recipient will neither use, nor cause any third party to use, this Investor Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. No representation or warranty (whether expressed or implied) has been made by Haymaker, OSW or any of their respective affiliates with respect to the matters set forth in this Investor Presentation, and the recipient disclaims any such representation or warranty. Use of Projections This Investor Presentation contains financial forecasts, including with respect to OSW estimated revenues, net income, Adj. Net Income, EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion for OSW fiscal years 2018 to 2020. Neither OSW’s independent auditors, nor the independent registered public accounting firm of Haymaker, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. These projections should not be relied upon as being necessarily indicative of future results. In this Investor Presentation, certain of the above-mentioned estimated information has been repeated (subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of OSW, Haymaker or the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Investor Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

DISCLAIMER (CONT’D) Forward-Looking Statements This Investor Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements such as projected financial information may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “will,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements about our beliefs and expectations and the estimated financial information and other projections contained herein. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of OSW, Haymaker or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those expressed or implied by such forward-looking statements. Most of these factors are outside of the control of Haymaker and OSW and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Haymaker or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common shares on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the demand for OSW’s and the combined company’s services together with the possibility that OSW or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Registration Statement (as defined below) relating to the Business Combination, including those under “Risk Factors” therein, and in Haymaker’s other filings with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. OSW and Haymaker undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Industry and Market Data In this Investor Presentation, OSW relies on and refers to information and statistics regarding market shares in the sectors in which it competes and other industry data. OSW obtained this information and statistics from third-party sources believed to be reliable, including reports by market research firms. OSW has supplemented this information where necessary with information from discussions with its customers and its own internal estimates, taking into account publicly available information about other industry participants and its management’s best view as to information that is not publicly available. Neither OSW nor Haymaker has independently verified the accuracy or completeness of any such third-party information.

DISCLAIMER (CONT’D) Use of Non-GAAP Financial Measures This Investor Presentation includes non-GAAP financial measures for OSW which do not conform to SEC Regulation S-X in that it includes financial information (EBITDA, Adjusted EBITDA, Adj. Net Income and FCF Conversion) not derived in accordance with U.S. GAAP. Accordingly, such information and data is adjusted and presented differently in the preliminary proxy statement/prospectus on Form S-4 filed by OneSpaWorld Holdings Limited (“OSW Holdings”) on November 13, 2018 (the “Registration Statement”). OSW believe that the presentation of non-GAAP measures provides information that is useful to investors as it indicates more clearly the ability of OSW to meet capital expenditure and working capital requirements and provides an additional tool for investors to use in evaluating ongoing operating results and trends. You should review OSW’s audited and interim financial statements, which are included in the Registration Statement, and not rely on any single financial measure to evaluate their respective businesses. Other companies may calculate EBITDA, Adj. Net Income FCF Conversion and other non-GAAP measures differently, and therefore OSW’s respective EBITDA, Adjusted EBITDA, Adj. Net Income, FCF Conversion and margin and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additional Information On November 13, 2018, OSW Holdings filed the Registration Statement with the SEC. The Registration Statement includes a preliminary prospectus with respect to the securities OSW Holdings will issue in connection with the Business Combination and a preliminary proxy statement of Haymaker in connection with the Business Combination. Haymaker will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Haymaker are advised to read the proxy statement/prospectus in connection with Haymaker’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The Registration Statement has not yet been declared effective by the SEC. The definitive proxy statement/prospectus will be mailed to stockholders of Haymaker as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, New York 10019. This Investor Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. Participants in the Solicitation Haymaker, the Seller Representative (as defined in the Transaction Agreement), OSW Holdings, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Haymaker’s directors and officers in Haymaker’s filings with the SEC, including Haymaker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 30, 2018, and the Registration Statement filed by OSW Holdings, which includes the proxy statement of Haymaker for the Business Combination.

TODAY’S PARTICIPANTS ONESPAWORLD HAYMAKER Leonard Fluxman Glenn Fusfield Stephen Lazarus Steven J. Heyer Andrew R. Heyer Executive Chairman President & CEO CFO & COO CEO & Executive Chairman President & Director ? Served as President and ? Served in President and ? Served as CFO and COO of ? Former CEO of Starwood ? CEO and Founder of Mistral CEO from 2001 to 2016 COO roles since 2001, Steiner Leisure since 2015 Hotels & Resorts Worldwide Equity Partners promoted to CEO in 2016? Served as President and ? Served as CFO; EVP and ? Former President and COO ? Founding Managing Partner COO from 1999 to 2000 and ? Joined OSW in 2000 as SVP SVP of Steiner Leisure from of The Coca-Cola Company of Trimaran Capital Partners as COO and CFO from 1995 of Group Operations 2003 to 2014 to 1998? Former President and COO ? Former Vice Chairman of ? Previously worked at ? Previously with Rayovac of Turner Broadcasting CIBC World Markets Corp.? Joined Steiner Leisure in Carnival Cruise Lines for 12 Corporation from 1998 to System (Member of AOL 1994 with acquisition of years as VP of Hotel 2003 and Duracell from Time Warner’s Operating ? Founder and Former Coiffeur Transocean Operations where he was 1990 to 1998, serving in Committee) Managing Director of the responsible for driving multiple finance and Argosy Group onboard revenue and business roles ? Former President and COO overseeing Carnival’s in- of Young & Rubicam ? Previously a Managing house spa operations Advertising Director at Drexel Burnham Lambert Incorporated ? Former SVP and Managing Partner of Booz Allen & Hamilton, led worldwide marketing practice

COMPELLING SHAREHOLDER PROPOSITION: HIGHLY VISIBLE AND PREDICTABLE GROWTH OPERATES AT THE INTERSECTION OF THE HIGHLY ATTRACTIVE HEALTH AND WELLNESS AND TRAVEL LEISURE INDUSTRIES Secular Growth Un- Dominant “Amazon-able” Market Share Asset Light Differentiated & Tax Business Advantaged Model Variable Cost Structure Long Term with Minimal Entrenched Marketing Partnerships Spend Unmatched Revenue Visibility 2

PREEMINENT GLOBAL HEALTH & WELLNESS SERVICES COMPANY UNDISPUTED LEADER IN A HIGHLY ATTRACTIVE INDUSTRY GLOBAL MEGATRENDS DRIVING ROBUST SECTOR GROWTH COMPLEX BUSINESS MODEL WHICH CANNOT BE REPLICATED HIGHLY VISIBLE, UNIQUELY PREDICTABLE GROWTH EARLY INNINGS OF GENERATIONAL GROWTH IN ASIA UNPRECEDENTED AFTER-TAX FREE CASH FLOW CONVERSION Financial Highlights 160 >80% ~10x SHIPS MARKET SHARE NEXT LARGEST AT SEA1 SEA COMPETITOR 67 ~$56M ~90% UNLEVERED AFTER-TAX FREE CASH RESORTS 2018E Adj. EBITDA FLOW CONVERSION2 Note: Ship count and resort count as of June 30, 2018. 1. Outsourced spa market, as of December 31, 2017. 2. Unlevered After-Tax Free Cash Flow Conversion is calculated as Adjusted EBITDA less Capital Expenditures and Provision for Income Taxes, divided by Adjusted EBITDA.

OVER 20 CONSECUTIVE YEARS OF GLOBAL PASSENGER GROWTH The global cruise industry has proven resilient through recessions, with passenger counts growing consistently for more than 20 years Global Cruise Ship Passengers (M) Recession Recession 28.0 26.7 25.2 23.1 22.3 20.9 21.3 20.5 19.1 17.8 17.2 16.6 15.9 14.8 13.9 12.6 11.5 9.6 9.9 8.4 7.8 7.1 6.3 6.6 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018P Sources: CLIA, Cruise Industry News, Management. Note: CLIA changed methodology for calculating passenger volume as of 2009, therefore consistent data for non-CLIA member cruise lines is unavailable prior to 2009. All passenger figures prior to 2009 are extrapolated by indexing CLIA-reported statistics to 2009 total of 17.8M.

ONESPAWORLD IS A “CATEGORY OF ONE” OneSpaWorld is the undisputed leader in maritime health & wellness services with 84% market share and unmatched global capabilities Others #2 Player 7% 9%? Undisputed Global Leader for Over 50 Years? ~10x Next Largest Competitor? Contracts with Almost Every Major Cruise Line that Outsources Its Health & Wellness Facilities 84%? Ability to Reach a Captive Mass and Luxury Audience Globally MARKET SHARE ? Global Partner to the World’s Most Prestigious (AND GROWING) Health & Wellness Brands? 78% Market Share in Rapidly Growing Asian Cruise Market Note: Market Share by Daily Passenger Capacity as of 12/31/2017. Based on addressable market of outsourced spa providers. 5 Source: Cruise Industry News 2017-2018 Annual Report.

LONG-TERM PARTNERSHIPS WITH THE LARGEST AND MOST REPUTABLE CRUISE LINES 20+ ~95% 5 Long-Term C-Level Relationships Across OSW’s Entire Fleet Cruise Line YEARS AVERAGE HISTORICAL YEAR AVERAGE Relationship Total Ships OSW Ships CRUISE LINE CONTRACT CONTRACT Banner RELATIONSHIP HISTORY RENEWAL RATE LIFE 27 Years 27 27 Operates on All Global Routes and All Ship Classes 27 Years 26 26 160 Ships 20 Years 17 17 Other Budget 21 Years 17 17 Asia Australia Luxury Premium 20 Years 14 14 Europe 20 Years 14 14 North 16 Years 7 7 America Contemporary 2017 2017 23 Years 9 9 Revenue by Ships by Geography1 Class 19 Years 6 6 Source: Cruise Industry News October 2018 Orderbook. Note: Ship count per Cruise Industry News 2017/2018 Annual Report, adjusted to reflect two total ships from Royal Caribbean and 6 Princess which have changed banners since publication. Ships on order reflect published orderbook through 2026. 1. Maritime revenue only.

REVENUE SHARING CONTRACTS OFFER COMPELLING VALUE FOR OSW & CRUISE LINE PARTNERS ALIKE ONBOARD SALE OF HEALTH $ AND WELLNESS PRODUCTS $ AND SERVICES Cruise Line Partners Responsibility Responsibility ? Design state-of-the-art facilities? Fund multi-million dollar buildout ? Recruit, train and manage the world’s largest ? Dependably fill ships with captive audience onboard staff? Market OSW’s onboard services ? Offer comprehensive and innovative services? Curate exclusive selection of products Benefits Benefits ? Asset-lite ? Maximized revenue yield ? Access to large captive audience? No operating expense? Exclusive provider? Superior guest experience REVENUE SHARING ALIGNS INCENTIVES CRUISE LINES ARE ECONOMIC PARTNERS, NOT FIXED-RENT LANDLORDS

COMPREHENSIVE SERVICES AND CURATED BRANDS SOLD TO AN ATTRACTIVE CAPTIVE AUDIENCE Unmatched Service and Product Broad Offering of Cruise Passengers are Breadth Onboard Leading Brands an Attractive Demographic * * SPA & BEAUTY SERVICES $114,000 MEDI-SPA AVERAGE INCOME * FITNESS 49 84% HEALTH YEARS OLD MARRIED NUTRITION * * 69% 2.3 MIND-BODY COLLEGE CRUISES EDUCATED EVERY * * 3 YEARS SPIRITUAL ~20M REVENUE 75% 25% ANNUAL CAPTIVE AUDIENCE MIX (1) ~$230 SERVICES RETAIL AVERAGE GUEST SPEND Sources: CLIA, Cruise Industry News. Asterisk indicates brand is exclusive to OneSpaWorld at sea. OSW has exclusive distribution rights to Thermage onboard vessels from non-Chinese cruise lines. 8 1. For fiscal year 2017.

GLOBAL CRUISE OPERATIONS ARE HIGHLY COMPLEX Global Passenger Cruise Routes WELCOMED 20M VISITED EMBARKED ON PASSENGERS AT OVER 1,175 7,875 161 GLOBAL PORTS PORTS OF VOYAGES In 2017, OF CALL EMBARKATION OneSpaWorld: MADE PLACED SENT STAFF ON OVER 2,165 16,408 7,800 MANAGEMENT VISITS PURCHASE ORDERS FLIGHTS TO SHIPS IN PORT TO VENDORS GLOBALLY 9 Source: MarineTraffic.com.

THE ONLY PLATFORM WITH THE PROCESSES AND INFRASTRUCTURE NECESSARY TO MANAGE THE COMPLEXITY Back-End Platform & Know-How Front-End Platform & Know-How Global Recruiting, Training Yield and Revenue Management and Human Logistics Exceptional Pre- Through Product Supply Chain Post-Cruise Experience Exclusive Relationships w cility Design Expertise Global Brands Trend Identification and Global Maritime Law Compliance Innovation of Health & Wellness Products and Services END-TO-END PLATFORM DIFFICULT TO REPLICATE AT SCALE 10

INDUSTRY-LEADING GLOBAL RECRUITING AND TRAINING PLATFORM Program Overview 2-6 Training in Modality of Expertise ~$5M 56 WEEKS 3 Fitness Boot Camp Training ANNUAL PLATFORM WEEKS INVESTMENT STAFF 2 Management Training WEEKS 3,000 Professionals from All Over the World Global Training Platform 9 86 27 TRAINING FACILITIES NATIONALITIES LANGUAGES ACROSS THE GLOBE SPOKEN 130+ 2,000+ 90+ SPA MANAGERS PROFESSIONALS NEW STAFF TRAINED TRAINED COMMISSIONED PER YEAR PER YEAR PER WEEK Los Angeles | Miami | Montego Bay | London | Johannesburg | Hyderabad | Shanghai | Sydney | Manila INDUSTRY LEADING TRAINING IS INTEGRAL TO OSW’S MARKET DOMINANCE AND IS IMPOSSIBLE TO REPLICATE GIVEN SCALE AND UPFRONT INVESTMENT REQUIRED

INTERNALLY DEVELOPED SENIOR MANAGEMENT TEAM WITH SIGNIFICANT INDUSTRY EXPERIENCE OSW Exp. Industry Exp. Experience Leonard Fluxman Executive Chairman? Served as President and CEO from 2001 to 2016 24 31? Served as President and COO from 1999 to 2000 and as COO and CFO from 1995 to 1998? Joined Steiner Leisure in 1994 with acquisition of Coiffeur Transocean Glenn Fusfield ? Served in President and COO roles since 2001, promoted to CEO in early 2016 President & CEO 18 31 ? Joined OSW in 2000 as SVP of Group Operations ? Previously worked at Carnival Cruise Lines for 12 years as VP of Hotel Operations, responsible for driving onboard revenue and overseeing Carnival’s in-house spa operations Stephen Lazarus ? Served as CFO and COO of Steiner Leisure since 2015 CFO & COO 16 16? Served as CFO; EVP and SVP of Steiner Leisure from 2003 to 2014 ? Previously with Rayovac Corporation from 1998 to 2003 and Duracell from 1990 to 1998, serving in multiple finance and business roles Kyle Mendes SVP, Finance &? Served as VP of Business Strategy since 2006, promoted to SVP in 2017 Business Intelligence 22 22? Director of Financial Analysis from 2001 to 2006? Joined OSW in 1996 as Network Administrator Steven Bolitho to Operations SVP, Operations? Served as VP Operations since 2005, promoted SVP 2013 16 27? Joined OSW in 2001 as Director of Operations ? Previously worked with Carnival Cruise lines for 10 years as Vessel Hotel Director responsible for all hotel services and onboard revenue Tim Dux VP, Operations? Promoted to VP Spa Operations in 2013 13 19? Served as Director of Fitness operations from 2008-2010 and Director of Spa Operations from 2010 to 2013? Joined OSW in 2005 as Manager of Fitness Operations Jesus Padilla VP, Resort Spas? Promoted to VP Resort Spas in 2015 12 12 ? Joined OSW in 2006 as Director of Finance and was promoted to Division Vice President of Finance in 2012

INDUSTRY OVERVIEW

GLOBAL MEGA TRENDS DRIVE ROBUST CRUISE SECTOR GROWTH Multiple Mega Trends Drive Positive Outlook Robust Growth in Cruising Across All Geographies Global Cruise Capacity Growth: 2015 – 2022P CAGR AGING GLOBAL POPULATIONS ’15 – ’22P 35M 6.7% RoW 6.0% 9 Asia 17.3% CAGR PERSISTENT HEALTH & WELLNESS TRENDS 22M Europe 6.8% 9 MILLENNIALS AROUND THE WORLD SEEKING EXPERIENCES North 9 America 4.4% LONG-TERM EXPANSION IN ASIA 2015 2022P MULTIPLE LONG-TERM MEGA TRENDS UNDERLIE A COMPELLING OUTLOOK FOR CRUISE SECTOR GROWTH AND EXPANSION OF ONBOARD SPA AND WELLNESS SERVICES 14 Sources: Cruise Industry News. Asia figure excludes Australia.

GLOBAL TRENDS DRIVE INCREASING INTEREST IN HEALTH & WELLNESS Global Wellness Trends Continue to Drive Spa Interest Over Half of All Cruisers Are Interested in Spas Global Spa Industry Sales ($BN) % of Cruisers 45% to 60% of cruisers are $104 40%—55% 100% interested or have participated in $98 spa/wellness during cruise $92 $87 $82 35%—50% ~10% Onboard Spa- Interested Uninterested All Cruisers 2016 2017P E 2018P 2019P 2020P Users Non-Spa Users Non-Spa Users Millennials Are More Focused on Health & Wellness Wellness Is Increasingly Important to Cruisers Millennial Non-Millennial Cruisers Actually Used Cruisers Consider Important Spa & Salon Services Enjoy Spa Treatments Sporting Facilities Consider Physical Appearance Casino & Gaming Very Important Health Club & Gym Exercise Regularly Specialty Restaurants 0% 20% 40% 60% 80% 0% 20% 40% 60% 15 Sources: Independent Consulting Studies, CLIA, Global Wellness Institute.

GROWTH PLAN

UNIQUELY VISIBLE AND PREDICTABLE GROWTH ? Growth Strategy Built on the Following Key Drivers: 1. Capture Highly Visible New Ship Growth with Current Cruise Line Partners ? Cruise capacity growth is highly visible and predictable, with published global order books reflecting 5+ years of growth ? OSW’s ~5-year, fleet-wide contracts entitle it to operate on new ships launched during the contract term ? ~85% of 2020 maritime revenues from cruise line banners and resorts in OSW’s current contract portfolio 2. Expand Market Share By Adding New Potential Cruise Line Partners ? Room to continue to grow 80% market share in the outsourced maritime health and wellness market as evidenced by recent new contract wins with Celebrity Cruise Lines and others 3. Continue Launching More Value-Added Services and Products 4. Focus on Enhancing Health and Wellness Center Productivity ? Increase pre-booking and pre-payment capture rate as pre-booked appointments yield ~60% more revenue than services booked onboard ? Expand targeted marketing and promotion initiatives ? Utilize technology to increase utilization and enhance service mix? Extend retail beyond the ship 5. Selectively Expand Footprint at Destination Resorts 17

OVER $4BN OF NEW CAPITAL INVESTED IN NEW CRUISE SHIPS EACH YEAR Global Capital Investment in Cruise Ships Since 20001 ($BN) $137 $133 $4 $126 $7 $11 $115 $106 $10 $96 $10 $86 $10 $77 $9 $71 $6 $65 $6 $61 $4 $57 $54 $4 $3 $49 $46 $4 $3 $39 $7 $34 $5 $29 $5 $24 $21 $5 $20 $3 $16 $1 $4 $13 $4 $9 $4 $4 $5 $4 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018P 2019P 2020P 2021P 2022P 2023P 2024P Cumulative Value since 2000 Value in Current Year Source: Cruise Industry News. 18 1. Indicates total reported build cost for ships delivered within the corresponding calendar year.

PREDICTABLE NEW SHIP ORDERBOOK Public Global Cruise Orderbook Outlines Future New Ships History of On-Time Cruise Ship Builds 2,500+ Berth Ships Delivered On-Time as of 2-Year Forward Order Book Orderbook in Ships and Berths (000s) Berths 2018 5 <1,000 1,000 – 2,999 3,000+ Ordered Per Ship YTD 5 Delivered On-Time 5 2017 Long-Term 5 Orderbook Will Continue to Grow 4 2016 4 4 2015 Each 47.0 4 Block 44.7 44.8 43.0 4 is a 42.5 2014 4 Ship on Order 37.1 2 2013 33.5 2 2 2012 2 1 2011 1 4 2010 4 5 2009 5 7 2008 7 5 2007 2018 2019 2020 2021 2022 2023 2024+ 5 New 13 25 19 20 17 9 18 ALL RECENT NEW SHIPS HAVE BEEN DELIVERED Ships ON-TIME SINCE 2007 19 Source: Cruise Industry News October 2018 Orderbook.

DEPENDABLE, CAPTIVE AUDIENCE OF HIGHLY ATTRACTIVE CONSUMERS Cruise Lines Consistently Fill Ships with Passengers Small Percentage of Passengers Needed to Drive Revenue Occupancy by Operator OSW Cruise Passenger Spa Participation Rate 110% 105% OSW ONLY NEEDS ~10% OF CRUISE AVERAGE CRUISE PASSENGERS IN ORDER TO MEET ITS INDUSTRY OCCUPANCY ~105% 100% REVENUE TARGETS Global Financial Crisis 95% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Carnival Corporation 11% 11% 11% 11% 11% 11% Royal Caribbean International Norwegian Cruise Lines Holdings 2013 2014 2015 2016 2017 2018 Spa Participation Rate 20 Source: CLIA, Cruise Industry News, SEC filings.

VISIBLE NEW SHIP GROWTH THROUGH EXISTING CRUISE LINE PARTNER PIPELINE Cruise Line Berths Market Azamara 690 Premium Norwegian Cruise Line 4,200 Contemporary 2018 Royal Caribbean 5,400 Contemporary 7 SHIPS Seabourn 604 Luxury Carnival 4,000 Contemporary 20,454 BERTHS Celebrity Cruises 2,900 Premium Holland America 2,660 Premium Carnival 4,200 Contemporary Costa 4,200 Contemporary 2019 Costa 5,200 Contemporary 7 SHIPS Norwegian Cruise Line 4,200 Contemporary Princess 3,600 Contemporary 26,500 BERTHS Royal Caribbean 4,100 Contemporary SAGA 1,000 Premium Carnival 5,000 Contemporary Costa 4,200 Contemporary Princess 3,600 Contemporary 2020 Royal Caribbean 4,100 Contemporary 9 SHIPS SAGA 1,000 Premium Silversea 596 Luxury 29,196 BERTHS Celebrity Cruises 2,900 Premium Virgin Cruises 2,800 Premium P&O 5,000 Premium 2021 2022 2023 6 SHIPS / 21,460 BERTHS 8 SHIPS / 26,100 BERTHS 5 SHIPS / 16,100 BERTHS ROBUST NEW SHIP PIPELINE WITH 35 NEW SHIPS REPRESENTS OVER ~119,000 NEW BERTHS COMING ONLINE FROM 2019—2023 21 Note: As of November 1, 2018. Shaded vessels reflect those currently in service.

EXCLUSIVE ACCESS TO A HIGHLY ATTRACTIVE GLOBAL CHANNEL SERVICE & PRODUCT FLEET ROLLOUT CATEGORY CREATION INNOVATION Pain Management ? Acupuncture ? Electro Acupuncture? Cupping? Posture & Gait Analysis ? Good Feet Arch Supports ~$50M Acupuncture 110 Vessels? Physical Therapy Annual 1st Vessel 2005 By 2010 ? NormaTec Recovery Revenue Introduction of High Value Services Drives Revenue Growth Across Existing Footprint OSW Medi-Spa Rollout – Vessel Count by Year Service Brand(s) Avg. Spend 86 Cryolipolysis ~$2,500 Average 75 Spend 66 Injectables ~$500 62 Up To 55 47 Skin Tightening ~$2,800 10x-plus 34 Traditional Fillers ~$1,200 22 Services 10 Bamboo Massage ~$160 2008 2009 2010 2011 2012 2013 2014 2015 2016 Acupuncture ~$150 22

CRUISE LINES ARE INCREASINGLY ALIGNED WITH US TO DRIVE ONBOARD REVENUE Cruise Lines Focus More and More on Onboard Spend. …And Increasingly Collaborate With OSW to Grow Revenue Onboard Spend as % of Total Cruise Line Revenues1 HISTORICAL COLLABORATION 29.0%—SHORE SPA BRANDING & DESIGN >$2 BILLION ENGAGEMENT 24.2% SIGNAGE AND LIMITED MARKETING INCREMENTAL ISOLATED SIDE S P E N D NEW AREAS OF COLLABORATION WEEKLY BUDGETING AND KPI REVIEW 2011 2017 AND ION TARGETED MARKETING / SIDE PASSENGER DATABASES “…Cruise lines have turned their attention to onboard -revenues to drive top line growth… New ships are now ENHANCED WEBSITE VISIBILITY & DESIGN being designed with onboard revenue in mind.”COLLABORAT SHORE – Wall Street Research, July 2017 UNIFIED DYNAMIC PRICING AND PRICE INCREASES ONBOARD OPERATIONAL SAIL SUPPORT (ONBOARD TRAINING) 23 1. SEC Filings, Independent Consultant Studies, Wall Street Research. Based on three largest cruise operators.

UNDER-EXPLOITED RESORT SPA PLATFORM SUPPORTS SIGNIFICANT GLOBAL GROWTH Attractive New Unit Economics Relationships to Leverage Traditional Investment Model Resort Partner # of OSW Total Resorts in Resort Spas* Portfolio (1) Revenue ~$2 million 5 646 (2) 4-Wall Margin ~25% 3 716 (3) 3 214 4-Wall EBITDA ~$500K 3 62 Net Investment ~$2 million 2 47 2 16 Target Cash-on-Cash Return (Year 3): 25%+ 1 38 1 351 Global Training Platform Can Fuel Significant Growth 1 5 MARITIME RESORTS 1 115 UK South Africa India Indonesia 1 16 1,310 483 172 73 # Staff Trained at TOTAL OSW PARTNER SPAS 23 2,226 China Jamaica Australia Malaysia Facility in 2017 120 82 16 45 RESORTS SPAS GLOBALLY 33,000+ +3,000 SPA PROFESSIONALS RECRUITED, TRAINED, AND SIGNIFICANT GLOBAL WHITESPACE EXISTS WITH MANAGED ANNUALLY OSW’S CURRENT RESORT PARTNER BRANDS * Denotes sort order. OSW resort count as of 11/01/2018. 2. Excludes Starwood Hotels. 24 1. Includes resorts / hotels with spas. As of 12/31/2017. 3. Excludes Sheraton banner.

FINANCIAL OVERVIEW

STRONG, VISIBLE AND CONSISTENT REVENUE & EBITDA GROWTH WITH EXCEPTIONAL FREE CASH FLOW CONVERSION Historical & Projected Revenue Historical & Projected EBITDA1 ($M, FYE Dec.) ($M, FYE Dec.) $ 78 $668 $ 62 $573 $ 54 $ 56 $507 $535 $ 50 $453 $476 $ 46 2015A 2016A 2017A 2018E 2019E 2020E 2015A 2016A 2017A 2018E 2019E 2020E Ship EBITDA 152 156 157 163 168 196 10.2% 10.6% 10.6% 10.5% 10.9% 11.7% Count Margin Provides Outsized Adj. Net Income Growth Exceptional Unlevered After-Tax Free Cash Flow³ Adj. Net Income ($M)2 ~$62M 2019E Adj. EBITDA $49.3 ~90% $126M $33.0 Cumulative 2-Year Unlevered $25.9 Free Cash Flow Conversion4 After-Tax Free Cash Flow (2019E-2020E) ~1% ~2% Avg. Capex as Historical Cash % of Revenue Tax Rate PF 2018E 2019E 2020E 1. 2015A-17A EBITDA adjusted for public company costs of $2.8mm (comparable to projection period). For adjusted EBITDA reconciliation, see appendix. 2. 2019 includes $1.5M addback for lost income due to renovation of Atlantis facility. 3. Unlevered After-Tax Free Cash Flow calculated as (Adjusted EBITDA – Avg. of 2015-20 Capex – Cash Taxes). 26 4. Unlevered After-Tax Free Cash Flow Conversion calculated as (Adjusted EBITDA less Avg. of 2015-20 Capex less Cash Taxes) / Adjusted EBITDA.

STRONG CASH FLOW VISIBILITY + GROWTH = DE-LEVERAGING PROFILE Projected After-Tax Levered Free Cash Flow1 Projected Net Leverage 5.3x 4.4x $ 47.8 3.0x $ 27.3 $ 21.2 2018E 2019E 2020E Historical & Projected Capex 2018E 2019E 2020E ($M) 2015 2016 2017 2018E 2019E 2020E Maintenance Capex $1.3 $1.9 $1.1 $1.5 $1.0 $2.1 Growth $0.7 $0.3 $0.0 $4.0 $1.8 $2.7 Subtotal $2.0 $2.2 $1.1 $5.5 $2.9 $4.8 % of Sales 0.4% 0.5% 0.2% 1.0% 0.5% 0.7% EXCEPTIONAL FREE CASH FLOW DRIVES RAPID DE-LEVERAGING AND PROVIDES OPPORTUNITY One-Time Resort Capex $0.9 $0.9 $1.6 $5.8 $8.4 $0.2 TO RETURN CAPITAL TO SHAREHOLDERS Total Capex $2.9 $3.1 $2.7 $11.3 $11.3 $5.0 % of Sales 0.6% 0.7% 0.5% 2.1% 2.0% 0.8% 27 1. After-Tax Levered Free Cash Flow calculated as Operating Cash Flow less Capex less Change in NWC.

SUPERIOR AFTER-TAX FREE CASH FLOW Unlevered After-Tax Free Cash Flow Conversion1 ~90%2 MINIMAL NEW SPA CAPEX 72% ? Cruise lines fund nearly all 63% 62% 62% maritime spa buildout costs 51% ASSET-LITE MODEL ? OneSpaWorld does not own 9% any of its maritime spas – all major maintenance requirements funded by cruise Highly Franchised Health & Asset-Light Best-in-Class Asset-Heavy Cruise lines Restaurants Wellness Leisure Service Leisure EFFECTIVE TAX RATE: ~2% Capex as % 1% 3% 5% 6% 3% 14% 28% of Revenue ? Significant majority of income Effective 2% 21% 21% 21% 21% 21% 2% earned in international waters Tax Rate Source: SEC filings, Wall Street research. Note: Highly Franchised Restaurants includes YUM, QSR, DNKN, DPZ and PZZA. Health & Wellness includes WTW, LULU, EYE, NKE and PLNT. Asset-Light Leisure includes MAR, HLT, IHG, H, AC-FR and CHH. Best-in-Class Service includes BFAM, CTAS, ROL, ECL and SITE. Asset-Heavy Leisure includes MTN, SIX, PLYA, MGM, LVS and BEL. Cruise includes CCL, RCL and NCLH. 1. Adjusted Unlevered After-Tax FCF Conversion calculated as (Adjusted EBITDA less Estimated Unlevered Cash Taxes less Capex) / Adjusted EBITDA. Average conversion shown by sector. 28 2. OneSpaWorld Adjusted Unlevered After-Tax Free Cash Flow Conversion calculated as (2019 Adjusted EBITDA less Avg. of 2015-20 Capex less Cash Taxes) / 2019E Adjusted EBITDA.

LONG TERM TARGETS 2018E – 2020E CAGR Long Term Targets REVENUE GROWTH 12% MSD+ EBIT GROWTH 20% HSD to LDD EPS GROWTH 38% Mid-Teens Free Cash Flow Profile Provides Flexibility To Enhance Total Shareholder Return 29

TRANSACTION DETAILS

TRANSACTION OVERVIEW ? Enterprise value of $948M (19.6x 2019E P/E, 13.1x 2020E P/E) — Pro forma net debt of $300M (5.3x net leverage @ 2018E EBITDA of $56.3M) — Common stock private placement in the amount of $122M — Existing shareholder Steiner Leisure to be paid $717M in cash consideration and issued 16.5M of rollover shares at closing? Transaction closing expected in Q1 of 2019? Private placement led by Franklin Templeton and Neuberger Berman Pro Forma Valuation Sources and Uses Illustrative Haymaker Share Price $ 10.00 Haymaker Cash in Trust Account $ 330 Selling Shareholder Equity Rollover 165 Pro Forma Shares Outstanding (mm) 64.8 Sources Common Stock Private Placement 122 Equity Value $ 648 New Net Debt¹ 300 Sponsor Promote 30 Net Debt 300 Total $ 948 Enterprise Value $ 948 Cash Consideration to Selling Shareholders $ 717 Selling Shareholder Equity Rollover 165 Uses Haymaker Estimated Transaction Costs² 35 Valuation Multiples Metric Sponsor Promote 30 2019 P / E $ 33.0 19.6 x Total $ 948 2020 P / E $ 49.3 13.1 x Pro Forma Equity Ownership3 ?HYAC Founders’ Shares 2019 Levered FCF Yield $ 27.3 4.2% 5% ?Common PIPE Investors ?HYAC Class A 2020 Levered FCF Yield $ 47.8 7.4% 19% Shareholders ?Selling Shareholders 51% 26% Note: Dollars in millions. FYE December. Assumes $20.0M Revolving Credit Facility, $275M of 1st Lien, and $25M of 2nd Lien. Selling shareholder rollover is prior to any contractual commitments the seller may have to sell additional rollover shares. Excludes interest earned on cash in trust. 1. Assumes RCF draw of ~$8M at close to fund purchase of OSW cash. 2. Estimated transaction costs include new debt financing fees, private placement fees, original deferred underwriting discount and other advisory and diligence related fees. 3. Pro forma share count includes 33.0M HYAC Class A shares outstanding, 3.0M HYAC Founders’ shares, 12.2M shares issued to PIPE investors, and 16.5M rollover shares issued to selling shareholders. Excludes 16.5M HYAC IPO warrants and 8.0M Founders’ warrants with $11.50 strike price. 3.25M HYAC Founders’ shares to be cancelled as part of transaction. Excludes deferred shares to sponsor 31 (converted from HYAC Founders’ shares) and deferred shares to selling shareholders, which vest at $20.00 per share (adjusted for dividends to shareholders).

VISIBLE GROWTH WITH DIFFERENTIATED POSITIONING Favorable industry tailwinds, attractive competitive positioning, and strong financial characteristics Best-in-Class Consumer Highly Asset-Light Asset-Heavy Service Health & Franchised Cruise Leisure Leisure Operators Wellness Restaurants Secular Growth?????? Dominant Market ?? Share Moated Model?????? Revenue Visibility?? Variable Cost Structure and Minimal ?? Marketing Spend Asset Light????? Tax Advantaged?? Less??????? “Amazon-able” 32

TRANSACTION OVERVIEW: HIGHLY ATTRACTIVE FINANCIAL PROFILE AT COMPELLING VALUATION Attractive Growth and Cash Flows Valuation is at an Attractive Discount 2018-20 Revenue CAGR 2019 P/E 11.8% 11.2% 34.4 x 31.9 x 6.1% 5.7% 19.6 x 20.9 x Best-in-Class Health & Wellness Asset-Light Leisure Service Operators 2018-20 EPS CAGR Best-in-Class Health & Wellness Asset-Light Leisure Service Operators 37.9% 13.8% 19.6% 13.9% 2020 P/E 29.2 x Best-in-Class Health & Wellness Asset-Light Leisure 25.2 x Service Operators 18.3 x 13.1 x 2019 Unlevered FCF Conversion¹ ~90% 66.4% 65.6% 65.0 % Best-in-Class Health & Wellness Asset-Light Leisure Service Operators Best-in-Class Health & Wellness Asset-Light Leisure Service Operators Note: Dollars in millions. FYE December. Market data as of 11/1/2018. All estimates calendarized to December. Best-in-Class Service Operators (median) include BFAM, CTAS, ECL, ROL, SITE. Health & Wellness (median) include WTW, PLNT, EYE, NKE, LULU. Asset-Light Leisure (median) include ENXTPA:AC, CHH, H, HLT, LSE:IHG, MAR. 33 1. Free Cash Flow defined as Adjusted EBITDA less capex and cash taxes.

APPENDIX

RECONCILIATION OF PRO FORMA ADJUSTED EBITDA OSW recently completed a financial audit in compliance with PCAOB standards – the table below reconciles Pro Forma Adjusted EBITDA ($ in Thousands) 2015A 2016A 2017A Income from Operations $23,526 $23,617 $38,298 (-) Noncontrolling Interest 1 ($2,490) ($3,261) ($2,109) (+) Management Adjustments2 $59 $270 ($1,208) (+) Related Party Adjustments3 $20,145 $18,953 $9,925 (+) Depreciation & Amortization $6,291 $12,884 $9,829 (+) Stock-based Compensation4 $1,119 —(+) Prepaid Expense Addback5 $430 $671 $1,972 Adjusted EBITDA $49,080 $53,134 $56,707 (-) Incremental Public Company Costs ($2,806) ($2,806) ($2,806) Pro Forma Adjusted EBITDA $46,274 $50,328 $53,901 1. Non-Controlling Interest refers to amounts paid to a joint venture partner of OSW. 2. Non-GAAP Management Adjustments refers to adjustments for certain one-time income or expenses and reflects timing discrepancies for certain cash income or expense items. 3. Related Party Adjustments refers to adjustments to reflect the impact of agreements with related parties for the full periods presented. 4. Addback for Non-Cash Prepaid Expenses refers to non-cash expenses incurred in connection with certain contracts. 34 5. Stock-based Compensation refers to an addback for an incentive compensation plan in place prior to L Catterton’s acquisition of Steiner Leisure.